UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                   of the Securities and Exchange Act of 1934

                         EBANK FINANCIAL SERVICES, INC.
                       (Name of Subject Company (Issuer))

                         EBANK FINANCIAL SERVICES, INC.
                       (Names of Filing Person (Offeror))

  8% Series A Cumulative Convertible Preferred Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                                      N/A
                                    --------
                      (CUSIP Number of Class of Securities)

          Warrants to purchase Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                                      N/A
                                    --------
                      (CUSIP Number of Class of Securities)

                                  James L. Box
                             Chief Executive Officer
                         EBANK FINANCIAL SERVICES, INC.
                        2410 Paces Ferry Road, Suite 190
                             Atlanta, Georgia 30339
                                 (770) 863-9225
                                   ___________
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:
                             Steven R. Barrett, Esq.
                     Shumacker Witt Gaither & Whitaker, P.C.
                           1100 SunTrust Bank Building
                        Chattanooga, Tennessee 37402-4856
                                 (423) 425-7138

                            Calculation of Filing Fee
Transaction Valuation*                            Amount of Filing Fee
---------------------                             --------------------
$6,025,000                                        $487.42

 * Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The amount (a) assumes that all 2,410,000 shares of Series A 8% Cumulative Convertible Preferred Stock sought in the Exchange Offer as of May 15, 2003 will be exchanged, and (b) is based upon the issue price and stated value of $2.50 per share of Series A Preferred.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A                    Filing Party: N/A
Form or Registration No.: N/A                    Date Filed:   N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.    SUMMARY TERM SHEET.

The information set forth in the Offering Memorandum under the heading entitled "SUMMARY OF THE EXCHANGE OFFER" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is ebank Financial Services, Inc., a company incorporated under the laws of the State of Georgia. The address of the principal office of the Company is 2410 Paces Ferry Road, Suite 190, Atlanta Georgia 30339, and its telephone number is (770) 863-9225.

(b) The information set forth in the Offering Memorandum on the front cover page thereof is incorporated herein by reference.

(c) The information set forth in the Offering Memorandum on the front cover page thereof and under the heading entitled "PRICE RANGES OF SERIES A PREFERRED SHARES, ORIGINAL WARRANTS AND COMMON STOCK" is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person is ebank Financial Services, Inc. (the "Company"). The address of the principal office of the Company is 2410 Paces Ferry Road, Suite 190, Atlanta Georgia 30339, and its telephone number is (770) 863-9225.

The information regarding each member of the Company's Board of Directors, each of the Company's executive officers and certain beneficial owners of the Company's securities set forth in the Offering Memorandum under the heading entitled "INFORMATION CONCERNING OUR DIRECTORS AND EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS OF OUR SECURITIES" is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)(1)    (i)  The information set forth in the Offering Memorandum on the front cover page thereof and under the headings entitled "SUMMARY OF THE EXCHANGE OFFER", "INTRODUCTION" and "THE EXCHANGE OFFER-What is the Exchange Offer?" is incorporated herein by reference.

          (ii) The information set forth in the Offering Memorandum on the front cover page thereof and under the headings entitled "SUMMARY OF THE EXCHANGE OFFER", "INTRODUCTION", "THE EXCHANGE OFFER-What is the Exchange Offer?", "THE EXCHANGE OFFER-Will the shares of Common Stock and the New Warrants be freely transferable?", "THE EXCHANGE OFFER-What are the principal differences between Series A Preferred and Common Stock?", "THE EXCHANGE OFFER-What are the principal differences between the Original Warrants and the New Warrants?", Annex A - Description of Capital Stock, and Annex B -
                           -------                                     -------
               Form of Agreement evidencing New Warrants, is incorporated herein by reference.

          (iii) The information set forth in the Offering Memorandum on the front cover page thereof and under the headings entitled "SUMMARY OF THE EXCHANGE OFFER", "THE EXCHANGE OFFER-How long will the Exchange Offer be open, and can it be amended or withdrawn by us?" and "THE EXCHANGE OFFER-Are there any conditions to the Exchange Offer?" is incorporated herein by reference.

          (iv) Not  applicable.

          (v) The information set forth in the Offering Memorandum on the front cover page thereof and under the headings entitled "SUMMARY OF THE EXCHANGE OFFER", "THE EXCHANGE OFFER-How long will the Exchange Offer be open, and can it be amended or withdrawn by us?" and "THE EXCHANGE OFFER-Are there any conditions to the Exchange Offer?" is incorporated herein by reference.

          (vi) The information set forth in the Offering Memorandum under the headings entitled "SUMMARY OF THE EXCHANGE OFFER" and "THE EXCHANGE OFFER-What are my rights to withdraw my tender of Series A Preferred shares and Original Warrants?" is incorporated herein by reference.

          (vii) The information set forth in the Offering Memorandum under the headings entitled "SUMMARY OF THE EXCHANGE OFFER", "THE EXCHANGE OFFER-What is the Exchange Offer?", "THE EXCHANGE OFFER-How do I participate in the Exchange Offer?", "THE EXCHANGE OFFER-What is the guaranteed delivery procedure?", "THE EXCHANGE OFFER- Why do I need to complete the Investor Questionnaire?", "THE EXCHANGE OFFER-What are my rights to withdraw my tender of Series A Preferred shares and Original Warrants?" and "THE EXCHANGE OFFER-Who is the Exchange Agent?" is incorporated herein by reference.

          (viii) The information set forth in the Offering Memorandum under the headings entitled "SUMMARY OF THE EXCHANGE OFFER", "THE EXCHANGE OFFER-How do I participate in the Exchange Offer?" and "THE EXCHANGE OFFER-When will Series A Preferred shares and Original Warrants be accepted for exchange, and when will shares of Common Stock and New Warrant agreements be delivered?" is incorporated herein by reference.

          (ix) Not  applicable.

          (x) The information set forth in the Offering Memorandum under the headings entitled "SUMMARY OF THE EXCHANGE OFFER", "THE EXCHANGE OFFER-What is the Exchange Offer?", "THE EXCHANGE OFFER-Will the shares of Common Stock and the New Warrants be freely transferable?", "THE EXCHANGE OFFER-What are the principal differences between Series A Preferred and Common Stock?", "THE EXCHANGE OFFER-What are the principal differences between the Original Warrants and the New Warrants?", Annex A - Description
                                                           -------
               of  Capital Stock, and Annex B - Form of Agreement evidencing New
                                      -------
               Warrants,  is  incorporated  herein  by  reference.

          (xi) The information set forth in the Offering Memorandum under the heading entitled "THE EXCHANGE OFFER-How will the Company account for the Exchange Offer, and if it is consummated, the transaction with the New Investor?" is incorporated herein by reference.

          (xii) The information set forth in the Offering Memorandum under the headings entitled "SUMMARY OF THE EXCHANGE OFFER" and "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS" is incorporated herein by reference.

(a)(2)  Not  applicable.

(b) The information set forth in the Offering Memorandum on page (ii) thereof and under the headings entitled "THE EXCHANGE OFFER-What is the position of the company's directors concerning the Exchange Offer?" and "INFORMATION CONCERNING OUR DIRECTORS AND EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL
     OWNERS  OF  OUR  SECURITIES"  is  incorporated  herein  by  reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS.

(e) The information set forth in the Offering Memorandum under the heading entitled "TRANSACTIONS AND ARRANGEMENTS CONCERNING OUR SECURITIES" is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offering Memorandum under the headings entitled "SUMMARY OF THE EXCHANGE OFFER", "INTRODUCTION", "PURPOSE OF THE EXCHANGE OFFER" and "THE EXCHANGE OFFER- What if I do not exchange my Series A Preferred shares and Original Warrants for Common Stock and a New Warrant?" is incorporated herein by reference.

(b) The information set forth in the Offering Memorandum under the heading entitled "PURPOSE OF THE EXCHANGE OFFER" is incorporated herein by reference.

(c) The information set forth in the Offering Memorandum under the headings entitled "INTRODUCTION", "PURPOSE OF THE EXCHANGE OFFER" and "TRANSACTIONS AND ARRANGEMENTS CONCERNING OUR SECURITIES" is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offering Memorandum on the front cover page thereof and under the headings entitled "SUMMARY OF THE EXCHANGE OFFER", "INTRODUCTION", "THE EXCHANGE OFFER-What is the Exchange Offer?", "THE EXCHANGE OFFER-Will the shares of Common Stock and the New Warrants be freely transferable?", "THE EXCHANGE OFFER-What are the principal differences between Series A Preferred and Common Stock?", "THE EXCHANGE OFFER-What are the principal differences between the Original Warrants and the New Warrants?", "THE EXCHANGE OFFER- Will the Company pay soliciting fees or reimburse any expenses in the Exchange Offer?" and "THE EXCHANGE OFFER-What are the Company's expected expenses of the Exchange Offer?" is incorporated herein by reference.

(b)  Not  applicable.

(d)  Not  applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offering Memorandum under the heading entitled "INFORMATION CONCERNING OUR DIRECTORS AND EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS OF OUR SECURITIES" is incorporated herein by reference.

(b) The information set forth in the Offering Memorandum under the heading entitled "INFORMATION CONCERNING OUR DIRECTORS AND EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS OF OUR SECURITIES" is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offering Memorandum under the headings entitled "SUMMARY OF THE EXCHANGE OFFER", "THE EXCHANGE OFFER-Who is the Exchange Agent?", "THE EXCHANGE OFFER- Will the Company pay soliciting fees or reimburse any expenses in the Exchange Offer?" and "THE EXCHANGE OFFER-What are the Company's expected expenses of the Exchange Offer?" is incorporated herein by reference.

ITEM 10.   FINANCIAL STATEMENTS.

(a) (1) The information set forth in the Offering Memorandum under the heading entitled "HISTORICAL FINANCIAL STATEMENTS" (including the information incorporated by reference from the attached Annex E as set forth
                                                            -------
          therein)  is  incorporated  herein  by  reference.

     (2) The information set forth in the Offering Memorandum under the heading entitled "HISTORICAL FINANCIAL STATEMENTS" (including the information incorporated by reference from the attached Annex F as set forth therein) is incorporated herein by reference.

     (3)  Not  applicable.

     (4) The information set forth in the Offering Memorandum under the heading entitled "UNAUDITED HISTORICAL AND PRO FORMA CONDENSED FINANCIAL STATEMENTS" (concerning book value per share presented on pages 18 and 19 thereof) is incorporated herein by reference.

(b) (1) The information set forth in the Offering Memorandum under the heading entitled "UNAUDITED HISTORICAL AND PRO FORMA CONDENSED FINANCIAL STATEMENTS" is incorporated herein by reference.

     (2) The information set forth in the Offering Memorandum under the heading entitled "UNAUDITED HISTORICAL AND PRO FORMA CONDENSED FINANCIAL STATEMENTS" is incorporated herein by reference.

     (3) The information set forth in the Offering Memorandum under the heading entitled "UNAUDITED HISTORICAL AND PRO FORMA CONDENSED FINANCIAL STATEMENTS" is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

(a) (1) The information set forth in the Offering Memorandum under the heading entitled "TRANSACTIONS AND ARRANGEMENTS CONCERNING OUR SECURITIES" (including the information incorporated by reference from the attached Annex D and Annex E as set forth therein) is incorporated herein by reference.

     (2) The information set forth in the Offering Memorandum under the heading entitled "LEGAL MATTERS; REGULATORY APPROVAL" is incorporated herein by reference.

     (3)  Not  applicable.

     (4)  Not  applicable.

     (5)  None.

(b)  None.

ITEM 12.  EXHIBITS.

EXHIBIT NO. PER ITEM  CATEGORY PER ITEM
  601 OF REG. S-B      1016 OF REG. M-A                              DESCRIPTION
--------------------  ------------------  ------------------------------------------------------------------
99.1                              (a)(1)  Offering Memorandum, dated May 15, 2003, relating to the
                                          Exchange Offer.

99.1.A                         (a)(1)(A)  Description of Capital Stock.

99.1.B                         (a)(1)(B)  Form of Agreement evidencing New Warrants.

99.1.C                         (a)(1)(C)  Stock Purchase Agreement dated as of February 26, 2003, between the Company and Marshall Investments, L.P.

99.1.D                         (a)(1)(D)  Proxy Statement for 2003 Annual Meeting of Shareholders

99.1.E                         (a)(1)(E)  Annual Report on Form 10-KSB for year ended December 31,
                                          2002

99.1.F                         (a)(1)(F)  Quarterly Report on Form 10-QSB for period ended March 31,
                                          2003

99.1.G                         (a)(1)(G)  Current Report on Form 8-K dated April 23, 2003

99.1.H                         (a)(1)(H)  Current Report on Form 8-K dated May 15, 2003

99.1.I                         (a)(1)(I)  Letter of Transmittal

99.1.J                         (a)(1)(J)  Notice of Guaranteed Delivery

99.1.K                         (a)(1)(A)  Investor Questionnaires


EXHIBIT NO. PER ITEM  CATEGORY PER ITEM
    601 OF REG. S-B    1016 OF REG. M-A   DESCRIPTION
--------------------  ------------------  ------------------------------------------------------------------

99.2                              (d)(1)  Form of Registration Rights Agreement entered into by and between the Company and each of the holders of Series A
                                          Preferred and Original Warrant agreements who purchased such securities in connection with the first and second private placements of such securities.

99.3                              (d)(2)  Form of Registration Rights Agreement entered into by and between the Company and the holder of Series A Preferred and
                                          Original Warrant agreement who purchased such securities in connection with the third private placement of such securities.

99.4                              (d)(3)  Form of Stock Warrant Agreement entered into by and between the Company and each of the holders of Series A Preferred and
                                          Original Warrants in connection with the private placements of such securities.

99.5                              (d)(4)  Form of Stock Warrant Agreement entered into by and between the Company and Attkisson Carter & Company, and certain of its employees, as partial consideration for its services as placement agent of the private offerings of Series A Preferred and Original
                                          Warrants.

99.6                              (d)(5)  Form of Stock Warrant Agreement entered into by and between the Company and each of the Messrs. Richard Parlontieri, Stephen
                                          Gross, Gary Bremer, Richard Carter, Terry Ferrero, G. Webb
                                          Howell, Louis Douglass.

99.7                              (d)(6)  Stock Warrant Agreement, by and between the Company and
                                          Neal Boortz.

99.8                              (d)(7)  Letter Agreement dated May 13, 2003 between the Company and
                                          Attkisson, Carter & Company concerning fees related to the
                                          Exchange Offer and the transaction with the New Investor

99.9                              (d)(8)  Stock Purchase Agreement dated as of February 26, 2003, between the Company and Marshall Investments, L.P.
                                          (incorporated by reference to Exhibit 99.1.C hereto)

99.10                             (d)(9)  Stock Purchase Agreement among ebank.com, Inc., Peachtree
                                          Capital Corporation, Caroline O. Harless, and Steven Harless,
                                          dated December 27, 2001 (Incorporated by reference to Exhibit
                                          99.1 to the Company's Form 8-K filed on December 28, 2001, File
                                          No. 000-24043.)

99.11                            (d)(10)  Letter Agreement regarding the Closing Date of Stock Purchase
                                          Agreement among ebank.com, Inc., Peachtree Capital
                                          Corporation, Caroline O. Harless, and Steven Harless, dated
                                          December 27, 2001 (Incorporated by reference to Exhibit 2.2 to the Company's Form 10-KSB filed on March 29, 2002, File No.
                                          000-24043.)

99.12                            (d)(11)  Stock Purchase Agreement among ebank.com, Inc., Peachtree
                                          Capital Corporation, Caroline O. Harless, and Steven Harless,
                                          dated December 31, 2002 (Incorporated by reference to Exhibit
                                          99.1 to the Company's Form 8-K filed on January 10, 2003, File
                                          No. 000-24043.)

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 By:     /s/ James L. Box
         ---------------------------------------------------
         James L. Box, President and Chief Executive Officer

Dated:     May 15, 2003